UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

GLOWPOINT, INC.
(Name of Issuer)

Common Stock, par value of $0.0001 per share
(Title of Class of Securities)

379887201
(CUSIP Number)

Peter Holst
999 18th Street, Suite 1350S
Denver, CO 80202
(303) 640-3838
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON Peter Holst
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP The reporting person disclaims membership in any group. (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 413,490 (See Note 1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 413,490
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 413,490
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (see Note 2)
14	TYPE OF REPORTING PERSON IN - Individual

(1)
Includes (i) 325,990 shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Glowpoint, Inc. (the “Issuer”) and (ii) 87,500 shares of Common Stock subject to stock options presently exercisable at an exercise price of $19.80 per share. Pursuant to the Support Agreement (as defined in Item 4), Mr. Holst has agreed to vote all of his shares of Common Stock and any other shares of voting capital stock of the Issuer Mr. Holst acquires after the execution of the Support Agreement and prior to the expiration of the Support Agreement for the approval of the transactions contemplated by the Merger Agreement (as defined in Item 4), as more fully described in Item 4.

(2)
Based upon 5,139,956 shares of Common Stock reported by the Issuer as outstanding on August 31, 2019, plus the 87,500 shares of Common Stock subject to stock options presently exercisable at an exercise price of $19.80 per share that are owned by the reporting person.

Item 1. Security and Issuer.
This Amendment No. 2 (this “Amendment”) to the Schedule 13D filed by the undersigned on August 10, 2017 (as amended to date, the “Schedule 13D”) is being filed by the undersigned with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Glowpoint, Inc., a Delaware corporation (the “Issuer” or “Glowpoint”), the principal executive offices of which are located at 999 18th St, Suite 1350S, Denver, Colorado 80202.
Item 2. Identity and Background.
(a)    This statement is filed on behalf of Peter Holst (the “Filing Person”).
(b)    The Filing Person’s business address is 999 18th St, Suite 1350S, Denver, Colorado 80202.
(c)    The Filing Person’s present principal occupation is serving as the President, Chief Executive Officer, and Chairman of the Board of the Issuer.
(d)    During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)    During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
(f)    The Filing Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
Not applicable.
Item 4. Purpose of Transaction.
Termination of Previous Merger Agreement and Previous Support Agreement
As previously disclosed, on December 20, 2018, (i) Glowpoint entered into an Agreement and Plan of Merger (the “Previous Merger Agreement”) with Glowpoint Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Glowpoint, and SharedLabs, Inc., a Delaware corporation (“SharedLabs”), and (ii) in connection with the Previous Merger Agreement, SharedLabs entered into a Voting and Support Agreement with, among other persons, Peter Holst (the “Previous Voting Agreement”). As has also been previously disclosed, on April 28, 2019, the parties to the Previous Merger Agreement entered into that certain Mutual Termination Agreement, as a result of which the Previous Merger Agreement and all Voting and Support Agreements entered into in connection therewith (including the Previous Voting Agreement) were terminated effective as of April 28, 2019.
Entry into Merger Agreement and Support Agreement
On September 12, 2019, Glowpoint entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Glowpoint Merger Sub II, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Glowpoint (the “Merger Sub”), and Oblong Industries, Inc., a Delaware corporation (“Oblong”). The Merger Agreement provides that, among other things and subject to the terms and conditions set forth in the Merger Agreement, (i) the Merger Sub will merge with and into Oblong (the “Merger”), with Oblong surviving as a wholly-owned subsidiary of Glowpoint; and (ii) in connection with the Merger, each share of capital stock of Oblong issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger (other than Excluded Shares (as defined in the Merger Agreement)) will be converted into the right to receive shares of Glowpoint’s newly created Series D Convertible Preferred Stock, par value $0.0001 per share. In addition, the Merger Agreement provides that, following the closing of the Merger, Glowpoint’s board of directors will consist of five members, of which three members will be appointed by the members of Glowpoint’s board of directors existing prior to closing, with the remaining members being appointed by the members of Oblong’s board of directors existing prior to closing.
On September 12, 2019, in connection with the execution of the Merger Agreement, Glowpoint entered into a Voting and Support Agreement with each of John Underkoffler and Brad Feld, each of which is an officer and/or director of Oblong, and Oblong entered into a Voting and Support Agreement with each of Peter Holst, Jason Adelman, David Giangano, James Lusk, Richard Ramlall and David Clark, each of which is an officer and/or director of Glowpoint (collectively, the “Support Agreements”). Each Support Agreement requires, subject to the terms and conditions thereof, that the stockholder subject thereto vote or cause to be voted all Glowpoint or Oblong, as applicable, voting capital stock owned by such stockholder in favor of the transactions contemplated by the Merger Agreement; provided, however, that the Support Agreements do not limit or restrict any stockholder party thereto from (i) taking actions (or failing to take actions) in his or her capacity as a director or officer, or (ii) exercising his or her fiduciary duties as a director or officer, in each case of Glowpoint or Oblong, as applicable. As a result, the Support Agreement executed by Mr. Holst requires, subject to the terms and conditions thereof, that Mr. Holst vote or cause to be voted the 413,490 shares of Common Stock beneficially owned by Mr. Holst along with any voting capital stock acquired by Mr. Holst after the execution of the Support Agreement and prior to the expiration of the Support Agreement in favor of the transactions contemplated by the Merger Agreement. The Support Agreements will terminate upon the earliest to occur of (i) the Effective Time (in the case of Oblong) or receipt of the Parent Required Vote (as defined in the Merger Agreement) (in the case of Glowpoint); (ii) such date and time as the Merger Agreement shall be terminated pursuant to Article IX thereof or (iii) the termination of the Support Agreement by mutual written consent of the parties thereto.
Item 5. Interest in Securities of the Issuer.
(a)-(c)    The information required by Items 5(a)-(c) is set forth in Rows (7)-(13) of the cover page and the footnotes thereto and is incorporated herein by reference. Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Support Agreements, the Filing Person has not effected any transaction in the shares of Common Stock during the past 60 days.
(d)    To the best knowledge of the Filing Person, no person, other than the Filing Person, is known to have an interest equal to 5% or more of the Issuer’s common stock resulting from the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Filing Person.
(e)    Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The descriptions of the Merger Agreement and the Support Agreements in Item 4 are hereby incorporated into this Item 6 by reference. The copy of the Merger Agreement included as Exhibit 99.1 and the copy of the Support Agreement included as Exhibit 99.2 are incorporated by reference herein.
Except as set forth herein, there are no contracts, understandings or relationships between the Filing Person and any other person with respect to the Common Stock.
Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
99.1
Agreement and Plan of Merger, dated as of September 12, 2019, by and among Glowpoint, Inc., Oblong Industries, Inc. and Glowpoint Merger Sub II, Inc. (attached as Exhibit 2.1 to Glowpoint’s Current Report on Form 8-K (File No. 001-35376) filed with the Securities and Exchange Commission on September 16, 2019 and incorporated herein in its entirety by reference).

99.2	Voting and Support Agreement, dated as of September 12, 2019, by and between Oblong Industries, Inc. and Peter Holst.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 25, 2019

By:	/s/ Peter Holst
Name:	Peter Holst